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                                                               Exhibit 4.(a)(vi)

                                MASTER AGREEMENT



AGREEMENT made this 12th day of April, 2000 by and between Madge.connect Holdings B.V., a corporation incorporated under the laws of The Netherlands, with a place of business at Wexham Springs, Framewood Road, Wexham, Slough, SL3 6PJ, England on behalf of itself and its Affiliates (collectively "Madge"), and Vital Network Services LLC, a limited liability company organized under the laws of the State of Delaware, USA, with principal offices located at 6 Rubber Avenue, Naugatuck, CT 06770 USA ("Vital").



WHEREAS, Madge markets certain Token Ring and ATM equipment (the "Products, as defined below) and related services to customers worldwide, and in connection therewith offers on-site installation, maintenance and value-add services to such customers;



WHEREAS, Vital provides on-site installation, maintenance and value-add servicing of communications equipment worldwide and has a worldwide infrastructure to perform on-site installation, maintenance and value-added services; and



WHEREAS, Madge and Vital now desire to enter into an agreement whereby Madge will outsource its Products technical support operations comprised of (i) central support, (ii) EMEA customer support, (iii) Product training and (iv) personnel to Vital, and Vital, as an independent contractor, will operate the Service Business in the name of Vital and for the benefit of Vital.



NOW, THEREFORE, in consideration of the mutual promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:



1.0 DEFINITIONS AND SCHEDULES



1.1 "Affiliate" means those corporations, companies or other entities directly or indirectly controlled by a party hereto. "Control" means ownership or control of more than fifty percent (50%) of the outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) of an entity. Such entities shall be deemed to be Affiliates only so long as such ownership or control exists. Each party shall be responsible for the acts and omissions of its Affiliates hereunder.



1.2 "Competitor" means Cisco, IBM, 3Com, Nortel Networks, Fore and Intel and if this Agreement is modified to add a new Madge product line to the list of Products to be covered by this Agreement, Madge reserves the right to reasonably extend this list of Competitors upon written notice to Vital.



1.2A "OEM Contracts" means all forms of agreement between Madge and third parties, whereby Madge has agreed to supply certain Products to such third parties and provide related technical support. A listing of all OEM Contracts hereunder and the related Products for each OEM Contract are set forth in
Schedule 10. Vital's obligations hereunder with regard to any OEM Contract shall only extend to the specific Product(s) identified in Schedule 10 for such OEM Contract.


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1.3 "Office Hours" means 9am to 5pm in UK and East Coast USA.



1.4 "Product(s)" means those Madge products to be Serviced by Vital hereunder and are set forth in Schedule 1.



1.5 "Service(s) (d)" means any or all of Free of Charge Services, Transition Services, Contract Services (as such terms are defined in Section 3.0 below), after-sales installation, maintenance, customer technical support, product training and all forms of related value-added and professional services relating to the Products and provided to Madge customers world wide; the business of which is referred to as the "Service Business"



1.6 "Service Business Contracts" means all form of written agreement between Madge and a third party with regard to the provision of Services by Madge for the Products. This also includes all Service Contracts sold by Madge to its channel partners, some of which have been sold on by the channel to customers and some which have not. A listing of the Service Business Contracts is set forth in Schedule 5.



1.7 "Telephone Technical Support" means the management, investigation, escalation and resolution of technical issues reported via telephone, fax, email or via the web and carried out as per the escalations procedures set forth in
Schedule 8 hereto. This to be provided during Office Hours.



1.8 "Transferred Employees" means those Madge employees in the Service Business who are transferred to Vital hereunder. A listing of Transferred Employees is set forth in Schedule 2.



1.9 The following Schedules are attached hereto, an integral part of this Agreement and incorporated by this reference:



      Schedule 1 -      Listing of Products

      Schedule 2 -      Transferred Employees

      Schedule 3 -      Vital Performance Requirements and Measurement

      Schedule 4 -      Service Business Equipment to be Transferred to Vital
                        (Madge and Non-Madge Service Business Equipment)

      Schedule 5 -      Listing of Service Business Contracts

      Schedule 6 -      Assets to be Sold to Vital.

      Schedule 7 -      Transition Schedule

      Schedule 8 -      Escalation and RMA Procedures

      Schedule 9 -      Madge Authorised Service Partners and Relevant
                        Commission Agents

      Schedule 10 -     OEM Contracts

      Schedule 11 -     Key Account Customers, Tier 1 Resellers and Key WAVE
                        Accounts


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   Exception Schedules:



      Schedule 5.3 - Litigation

      Schedule 5.6 - Changes in Terms of Employment

      Schedule 5.8 - Changes to Service Business Contracts



1.10 The introductory Whereas and related clauses above are an integral part of this Agreement as if fully set forth in the body hereto.





2.0 TERM



2.1 This Agreement shall remain in full force and effect for an initial term of five (5) years from the Closing Date (as defined in Section 4) unless terminated earlier pursuant to Section 21. This Agreement shall automatically renew for an additional term of 5 years unless either party gives ninety (90) days written notice of its intention not to renew prior to the expiration date of the initial term. Where used in this Agreement the "Term" shall be as defined above.





3.0 SCOPE



3.1 Vital shall perform the Free of Charge Services, Transition Services and Contract Services as defined below and upon the terms and to the standards set out herein. Madge shall give Vital exclusive access to the relevant research and development team to enable Vital to provide the Services. Madge shall (i) use all reasonable efforts to assign to Vital all Madge Service Business Contracts,
(ii) transfer to Vital the Transferred Employees (iii) transfer to Vital, free of charge, certain Madge and non-Madge laboratory and test equipment required to operate the Service Business (the "Madge Service Business Equipment and the Non-Madge Service Business Equipment" as further defined in Section 10 below)
(iv) sell to Vital certain related fixtures and other assets (the "Assets"), and
(v) grant to Vital a royalty-free license to use certain Madge technology as necessary to perform the Services. During the Term, Madge shall not, save as set out in Section 12, authorize any third party to perform Services for the Products nor perform Services for the Products itself. Madge will however, reserve the right to instruct a 3rd party or use their own personnel, at Madge's expense, to assist in specific customer related issues where, in Madge's reasonable judgement and only after consultation with Vital and an opportunity for Vital to resolve the issue, Vital has been unable to resolve the issue to the customer's satisfaction.



3.2 "FREE OF CHARGE SERVICES" means Vital will provide the following services to Madge and Madge Product customers world wide during the Term at no charge to such customers. These services are;

      a. The availability of a technical support area of the Vital website with regard to the Products to provide the following services and information to customers;

      -     Frequently Asked Questions (FAQs)

      -     Known problem solutions


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      -     Ability to download released software(2)

      -     Access to on-line product documentation(3)

      -     Contact information

      Madge shall transfer to Vital promptly after Closing the required content and programs, and allow certain hyperlinks between the Madge and Vital websites to be established, both in order for Vital to provide the technical support website area above, and Madge shall provide reasonable assistance to Vital as Vital implements such content, programs and hyperlink. Madge hereby grants to Vital a nonexclusive, royalty-free, fully-paid right and license to utilize such content and programs with regard to its website during the Term.

      b. Telephone Technical Support during Office Hours for the first 90 days following the date of shipment of a Product to a Madge Product customer. There will be no guaranteed service levels associated with this service.

      c. A Telephone Technical Support email only service allowing customers to email their questions to Vital to be answered by the technical support personnel via email. There will be no guaranteed service levels associated with this service.

      d. Support of the Madge hardware warranty for the Products by receiving the telephone call, verifying equipment is in warranty, qualifying the suspected hardware failure and then passing the RMA request to Madge in accordance with Madge's RMA process.

      e. Telephone Technical Support for Madge pre-sales engineers to provide information on product functionality and specification. This to be provided during Office Hours. Will not include Madge presales engineers reporting post sales technical issues on behalf of a customer.

      f. OEMs - Listed in Schedule 10. Notwithstanding anything in the OEM Contract to the contrary, Vital shall only be obligated to provide free Telephone Technical Support, for the specific Products listed for the specific OEM in Schedule 10, during Office Hours.

      3.3 "TRANSITION SERVICES" means that in the course of transitioning certain Madge customers from a free to a fee service program, Vital will provide the following services to transition Madge product customers worldwide:

      a. Except as otherwise agreed by the parties, existing free phone numbers (toll-free 800 numbers) will be retained by Vital for at least 6 months after the Closing Date. Vital may decide to retain these for longer.

      b. Key Account Customers and Tier 1 Resellers - listed in (Schedule 11). In the United States Madge designated Platinum Resellers are Tier 1, and in the rest of the world, Madge designated Gold Resellers are Tier 1.

      - Each Key Account Customer/Tier 1 Reseller will be contacted by Vital and offered a free office hours only Telephone Technical Support contract; such contract to have a duration of a minimum of three (3) months. Vital may agree to give the Key Account Customer / Tier 1 Reseller a longer period of free support.

      - If the customer decides not to renew this contract for a fee-based contract, at the end of contracted period above, Vital will consult with the Madge sales team to decide a strategy for ongoing technical support for this customer.


--------

(2)   Hyperlink Item - Content provided direct from Madge website

(3)   Hyperlink Item - Content provided direct from Madge website


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      c.  MASPs - Listed in Schedule 9.  MASPs shall be handled by Vital as set forth in Section 12.6 below.

      d. Tier 2 Resellers and Remaining End Users. In the United States Madge designated Gold Resellers are Tier 2, and in the rest of the world Madge designated Silver Resellers are Tier 2. If the Madge Product customer is not a Key Account Customer, a Tier 1 Reseller or a Tier 2 Reseller they are classified as "Remaining End Users".

      - As each Tier 2 Reseller/Remaining End User contacts technical support, they will be provided with an explanation of the Madge/Vital relationship and information regarding the telephone technical support services available and will be given a free 3 month Office Hours only Telephone Technical Support contract.

      - If the customer decides not to renew this contract for a fee-based contract, at the end of contracted period above, Vital will decide a strategy for ongoing technical support for this customer.


      3.4 "CONTRACT SERVICES" means the services required to support existing and new Service Business Contracts, and are listed below:


      a.    HARDWARE FAILURE IN MANUFACTURERS STANDARD WARRANTY PERIOD.

      Vital take call, verify hardware is faulty and pass RMA request to Madge in accordance with Madge's RMA procedure.


            - Madge replace faulty hardware and receive faulty hardware from customer.

            -     Customer ships faulty hardware to Madge.

            -     Madge to pay for replacement.

      b.    HARDWARE FAILURE - EXTENDED WARRANTY CONTRACT SOLD PRIOR TO CLOSING

            -     No revenue transferred to Vital, No revenue split.

            - Vital take call, verify hardware is faulty and pass RMA request to Madge in accordance with Madge's RMA procedure.

            -     Madge ship replacement to customer.

            -     Customer ships faulty hardware to Madge.

            -     Madge to pay for replacement.

      c. HARDWARE FAILURE - EXTENDED WARRANTY CONTRACT SOLD BY EITHER PARTY POST CLOSING

            -     Revenue split in accordance with Section 11.2.1 below.

            -     Vital take call, verify hardware is faulty.

            -     Vital ships replacement to customer from consigned inventory
                  (4)

            -     Customer ships faulty hardware to Vital.(5)

            - Vital request replacement from Madge and ship faulty hardware to Madge

            -     Madge ship replacement hardware to Vital.

            - Madge invoices Vital for replacement if outside standard warranty.




(4) Madge shall be responsible for this process for the ninety (90) day period after the Closing Date, after which Vital shall be assume the responsibility.

(5) Madge shall be responsible for this process for the ninety (90) day period after the Closing Date, after which Vital shall be assume the responsibility.


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         D. HARDWARE FAILURE - ADVANCED REPLACEMENT SOLD PRIOR TO CLOSING

          -    No revenue transferred to Vital, No revenue split.
          - Vital take call, verify hardware is faulty and pass RMA request to Madge in accordance with Madge's RMA procedure.
          -    Madge ship replacement to customer.
          -    Customer ships faulty hardware to Madge.
          -    Madge to pay for replacement.

         E. HARDWARE FAILURE - ADVANCED REPLACEMENT SOLD BY EITHER PARTY POST CLOSING

          -    Revenue split in accordance with Section 11.2.1 below.
          -    Vital take call, verify hardware is faulty.
          - Vital cross ships replacement to customer from consigned inventory(6)
          -    Customer ships faulty hardware to Vital.(7)
          - Vital request replacement from Madge and ship faulty hardware to Madge
          -    Madge ship replacement hardware to Vital.
          - Madge invoices Vital for replacement if outside standard warranty.

         F. HARDWARE FAILURE - ON SITE REPLACEMENT SOLD PRIOR TO CLOSING - ALL EXPIRED

         G. HARDWARE FAILURE - ON SITE REPLACEMENT SOLD BY EITHER PARTY POST CLOSING.

          -    Revenue split as per agreement
          -    Vital take call, verify hardware is faulty.
          -    Vital despatch field engineer with spare.
          - Vital Field Engineer replaces hardware and returns faulty hardware to Vital
          - Vital request replacement from Madge and ship faulty hardware to Madge
          -    Madge ship replacement hardware to Vital.
          - Madge invoices Vital for replacement only if failed equipment is outside Madge's standard warranty period.

         H. 24X7 TELEPHONE SUPPORT SOLD PRIOR TO CLOSING

          -    No revenue transferred to Vital, No revenue split.
          -    Vital take call in accordance with the Telephone Technical
               Support.

         I. 24X7 TELEPHONE SUPPORT SOLD BY EITHER PARTY POST CLOSING

          -    Revenue split in accordance with Section 11.2.1 below.
          - Vital take call in accordance with Vital's service level agreement with the customer


         3.5 In addition, Vital shall be Madge's preferred provider of Services for new products and new business opportunities. "Preferred" means that Madge shall in good faith first offer such Service business to Vital before presenting it to any third party or performing it itself.


---------------
(6) Madge shall be responsible for this process for the ninety (90) day period after the Closing Date, after which Vital shall be assume the responsibility.
(6) Madge shall be responsible for this process for the ninety (90) day period after the Closing Date, after which Vital shall be assume the responsibility.


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         3.6 Vital shall provide the Services as further described herein during the Term. Services may be provided by Vital Affiliates, Affiliates of its parent company and by Vital sub-contractors, dependant upon the location of the Products provided that Vital will always remain liable under the terms of this Agreement.


         3.7 It is agreed, except as expressly provided hereunder, that Vital assumes no liabilities or obligations of Madge or the Service Business of any kind or nature whatsoever including, without limitation, any liability of Madge under any Service Business Contracts or any liability of Madge to the Transferred Employees, based on transactions, events or facts existing, occurring or arising or otherwise accruing prior to the Closing Date (as defined below). Madge shall defend, indemnify and hold Vital and its Affiliates harmless from and against any and all such liabilities or obligations as well as against all cost and expenses of defending against such liabilities or obligations, including products liability and intellectual property infringement claims, except to the extent Vital expressly assumes any such liability or obligation hereunder and except to the extent that any such liability arises from an act or omission on Vital's part, after the Closing Date.


         3.8 It is agreed, except as expressly provided hereunder, that Madge assumes no liabilities or obligations of Vital or the Service Business of any kind or nature whatsoever including, without limitation, any liability under the Service Business Contracts or any liability relating to the Transferred Employees based on transactions, events or facts existing, occurring or arising or otherwise accruing on or after the Closing Date (as defined below). Vital shall defend, indemnify and hold Madge and its Affiliates harmless from and against any and all such liabilities or obligations as well as against all cost and expenses of defending against such liabilities or obligations, except to the extent Madge expressly assumes any such liability or obligation hereunder, and specifically excluding any claims based upon the manufacture and sale of the Products by or on behalf of Madge.


         3.9 The indemnification obligations of Sections 3.7 and 3.8 do not apply to the extent that liability arises as a result of the indemnified party's negligent acts or omissions, or breach of its representations set forth in Sections 5.0 and 6.0 below.


         3.10 Madge shall retain responsibility for all purchase orders issued to suppliers for the procurement of services, equipment or material for the Services Business, that are executory in part or full as of the Closing Date.


         3.11 Madge Video Business. Madge manufactures, sells and services ISDN video products (the "Video Business"). The products of the Video Business are access switches, modules, a LAN video gateway and various third party camera and codecs (which Madge only OEMs). Madge has provided information to Vital with regard to the accounts, call volumes, contracts and installations of Video Business and has requested that Vital provide Services to the Video Business customers hereunder. The Video Business customers are set forth in Schedule 11 under the heading of "Key WAVE Accounts". As Madge has also informed Vital of the possibility of a divestiture of the Video Business, the parties have agreed that Vital shall provide Services for the Video Business customers only as follows:



          a. The ROW sites of existing customers of the Video Business shall be deemed to be Key Account Customers and Vital's obligation to provide Services to them shall be as set forth above in Section 3.3(b). "ROW" means worldwide excluding North and South America. Vital shall not provide Services to such customers in North and South America.


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          b.   In the event that Madge does divest the Video Business, Madge shall cause the buyer of the Video Business to agree in writing with Vital (prior to effective date of the divestiture) that the buyer will continue to support the products of the Video Business for all installations in ROW for the duration of all Service Contracts then in force for such customers (or, in the case of customers without a Service Contract, the duration of the product warranty for the purchased video products).



         4.0 CLOSING



         4.1 The closing (the "Closing") under this Agreement shall be held on Monday, 17th April, 2000 (the "Closing Date"). The Closing shall take place at the facilities of Madge in Wexham, Slough, UK or at such other place or via some other method as the parties may agree.



         4.2 At the Closing, Madge shall deliver to Vital:-

          (i) Copies, where available, and full details of the OEM Contracts set forth in Schedule 10, (and all amendments thereto), and copies, where available, and full details of the Service Business Contracts set forth in Schedule 5 (and all amendments thereto) that Madge will use reasonable efforts to have assigned to Vital within sixty (60) days following the Closing Date. However, the parties acknowledge that Vital has relied upon a representation from Madge that the significant majority of the Service Business Contracts are unmodified, standard Madge forms. Examples of such standard forms have been provided to Vital. In the event that a copy of any Service Business Contract is not provided to Vital because it is not available to Madge, then Vital shall be deemed to have only assumed the obligations under such Service Business Contract to the extent it contains provisions that are the same as the standard Madge forms provided to Vital. Any variation or modification thereto must be specifically agreed to by Vital in writing;



          (ii) transfer title, (including releases of all liens and encumbrances), to the Assets and Service Business Equipment which do not include a software element set forth in Schedules 6 & 4 respectively hereto. If these Assets or Service Business Equipment contain a software element Madge will use all reasonable efforts to have the necessary licenses assigned to Vital within sixty (60) days following the Closing Date,



         4.3 Within sixty (60) days after the Closing, (and thereafter as required), the parties shall settle and adjust with each other any payments due to each other for the matters set forth in this Agreement. Except as otherwise expressly set forth in this Agreement to the contrary, Vital is responsible for all costs and expenses with regard to the Transferred Employees, performing the Service Business Contracts, the Assets and, the Non-Madge Service Business Equipment accruing on or after the Closing and Madge is responsible for such costs and expenses accruing prior to Closing. The parties shall promptly pay the other such amounts.



         5.0 REPRESENTATIONS, WARRANTIES AND COVENANTS OF MADGE



         Madge represents and warrants to Vital as follows:


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         5.1 Madge.connect Holding B.V. is a corporation duly organized, validly existing and in good standing under the laws of The Netherlands and each Affiliate of Madge.connect Holding B.V. performing any obligation hereunder shall be duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation or organization.


         5.2 This Agreement has been duly authorized by all necessary corporate action on the part of Madge. This Agreement is a valid, binding obligation of Madge enforceable against Madge in accordance with its terms. There are no provisions of Madge's corporate formation documents, or of any agreement to which Madge is a party, which prohibit, limit or otherwise affect the right and authority of Madge to execute this Agreement, except that consent may be required to assign software licenses that form part of the Service Business Equipment and Assets.


         5.3 Save for those disclosed to Vital during due diligence which are set forth hereto in Schedule 5.3, there are no actions or proceedings pending or to Madge's knowledge threatened (commercial, employee, intellectual property or otherwise) against Madge, any Affiliate or any Product, and Madge has no knowledge or belief of any such pending, threatened or imminent litigation, governmental investigations or claims, complaints, actions or prosecutions involving Madge, any Affiliate or any Product, which if adversely determined would impair their ability to perform their obligations hereunder or which would have any negative effect upon Vital or its ability to perform.


         5.4 The Transferred Employees are not party to any collective bargaining agreement. Madge's relationship with the Transferred Employees is, in Madge's opinion, excellent and there are and have been no strikes, lockouts, other work stoppages, picketing or labor disputes during the past five (5) years involving Madge.


         5.5 The Transferred Employees are the only Madge employees wholly or mainly employed in the Service Business in the United Kingdom, and the only Madge employees entitled to the protection of the Transfer of Undertakings (Protection of Employment) Regulations 1981 ("TUPE") with regard to the outsourcing of the Service Business to Vital hereunder.


         5.6 The terms of employment existing as of February 18, 2000 for any of the Transferred Employees including, without limitation, salaries, benefits and incentive compensation have not been increased nor has any commitment or arrangement been made to so increase the same prior to the Closing Date other than those (if any) disclosed to Vital during due diligence and which are set forth hereto in Schedule 5.6.


         5.7 Except for any third party software contained therein Madge has good and marketable title to and owns outright all of the Assets set forth in Schedule 6, and the Service Business Equipment set forth in
         Schedule 4. There are no third party liens pending or threatened against the Assets or Services Business Equipment, and, all shall be transferred to Vital free and clear of all liens, claims and encumbrances. As shown in Section 4.2(ii) Madge will use all reasonable efforts to have any necessary software licenses assigned to Vital.


         5.8 Except as set forth in Schedule 5.8, since February 18, 2000 Madge
         (i) has not materially modified any of the Service Business Contracts nor incurred any material


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         obligations or liabilities thereto whether absolute or contingent, (ii)
         has operated the Service Business in the ordinary course of business in accordance with customary practices and procedures as in the past, and
         (iii) there has been no material, adverse change to such Service Business Contracts or Service Business.


         5.9 Madge has complied with all laws, ordinances, regulations and orders ("Laws") with regard to the Service Business including, without limitation, TUPE and other Laws respecting employment, employment practices, benefits, and wages and salaries.


         5.10 As of the Closing Date, Madge has no plans to discontinue the manufacture and sale of its Token Ring or ATM Product lines. In the event that during the Term, Madge does decide to discontinue any of the Products then, subject to Madge's obligations to provide spare parts as set forth in Section 14.2 below, Madge shall endeavor to provide Vital with as much notice as possible of their intention to discontinue, which shall not be less than the longest notice period that Madge is required to provide (or does provide) any customer of Madge, but in any event Madge shall use its best efforts to provide not less than ninety
         (90) days prior, written notice.


         5.11 All information and documents provided to Vital by Madge or on behalf of Madge in response to Vital's due diligence requests are accurate and complete in all material aspects, and Madge has fully responded to all such requests.


         5.12 Madge shall commit sufficient resources to meet its obligations hereunder.


         5.13 The warranties and representation of Madge above are in addition to and not in lieu of any other warranties and representations set forth elsewhere in this Agreement.


         6.0 REPRESENTATIONS, WARRANTIES AND COVENANTS OF VITAL


         Vital represents and warrants to Madge as follows:


         6.1 Vital Network Services LLC is a company duly organized, validly existing and in good standing under the laws of the State of Delaware, USA, and each Affiliate of Vital Network Services LLC performing Services hereunder shall be duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation or organization.


         6.2 This Agreement has been duly authorized by all necessary corporate action on the part of Vital. This Agreement is a valid, binding obligation of Vital enforceable against Vital in accordance with its terms. There are no provisions of Vital's formation documents, or of any agreement to which Vital is a party, which prohibit, limit or otherwise affect the right and authority of Vital to execute this Agreement.


         6.3 There are no actions or proceedings pending or threatened (commercial, employee or otherwise) against Vital or its Affiliates and Vital has no knowledge or belief of any such pending, threatened or imminent litigation, governmental investigations or claims, complaints, actions or


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         prosecutions involving Vital or any such Affiliate, which if adversely determined would impair their ability to perform hereunder or would have any negative effect upon Madge or its Products.


         6.4 Vital shall perform the Services using a level of professional skill and care, not less than that previously utilized by Madge and in accordance with the Performance Requirements and Measurement in
         Schedule 3 commencing August 1, 2000.


         6.5 Each quarter following the Closing Date Vital shall provide Madge with a report showing its performance of the Service Business including the Service Business Contracts as applicable and required in the Performance Requirements and Measurement information in Schedule 3.


         6.6 At the end of the transition period specified in 12.1, Vital has the requisite know-how to perform the Services and shall commit sufficient resources to meet its obligations hereunder.


         7.0 TRANSFER OF EMPLOYEES


         7.1 Vital and Madge acknowledge and agree that under TUPE the contracts of employment of the Transferred Employees will have effect after the Closing Date as if originally made between Vital and the Transferred Employees. Upon Closing, Vital shall employ the Transferred Employees on employment terms to which they are presently contractually entitled including, without limitation, salaries, benefits and incentive compensation, equal to or better than those provided to the Transferred Employees by Madge immediately prior to the Closing Date, except where it is not reasonably practicable to provide the same benefit, in which event equivalent compensation or an alternative equivalent scheme will be provided as agreed between Vital and the Transferred Employees.


         7.2 Madge shall be solely responsible for all costs, expenses and liabilities with regard to the Transferred Employees accruing prior to the Closing Date, and Vital shall be solely responsible for all such costs, expenses and liabilities accruing on and after the Closing Date. Each party (the "Indemnifying Party") shall, in accordance with Section
         18.2 below, indemnify the other from and against all costs, expenses and liabilities that are the responsibility of the Indemnifying Party as set forth in this Section 7.2.


         7.3 The parties acknowledge that Madge has committed to pay each Transferred Employee that remains at Madge (or any successor employer under TUPE, which Vital is deemed to be) until April 30, 2000, an unconditional bonus equal to a percentage of the Transferred Employee's annual salary on such date. Such percentages and the applicable annual salary by employee are set forth in Schedule 2 (the "Bonus"). Purely for administration purposes Madge has agreed that these Bonuses will be paid to the Transferred Employees in their wages they will receive at the end of May unless Vital and the Transferred Employees agree otherwise. Notwithstanding the Closing Date, the obligation to pay the bonus shall be assumed and satisfied by Vital in the Transferred Employees May salary. To the extent Vital has failed to make such payment(s), Vital shall indemnify Madge for any Transferred Employee claims for payment in relation thereto.


         7.4 In the event that Vital, in its sole business judgement and within ninety (90) days after the Closing Date, decides to restructure the Service Business and as a result terminates the employment


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         of some of the Transferred Employees within ninety (90) days after the
         Closing Date, then Madge shall reimburse Vital for the actual costs of such termination in respect of up to six (6) such terminated Transferred Employees, such costs to be limited to the salary, benefits and Bonus (Bonus shall not be included if the termination is after the payment of the Bonus) for the applicable statutory notice period (salary and benefits determined as of immediately prior to the Closing
         Date), and redundancy payments per the Madge redundancy policy in effect as of February 18, 2000 calculated as if such employees were still employees of Madge. Any notice period and any reimbursable redundancy payments shall be as per Madge's redundancy policy or the minimum required by law (whichever is the greater).


         7.5 In the event that Vital, in its sole business judgement and within ninety (90) days after the date which is six (6) months after the Closing Date, decides to restructure the Service Business and as a result terminates the employment of some of the Transferred Employees, then Madge shall reimburse Vital for the actual costs of such termination in respect of up to an additional five (5) such terminated Transferred Employees, such costs to be limited to the salary and benefits for the applicable statutory notice period (salary and benefits determined as of the date which is six (6) months after the Closing Date), and redundancy payments per the Madge redundancy policy in effect as of February 18, 2000 calculated as if such employees were still employees of Madge. Any notice period and any reimbursable redundancy payments shall be as per Madge's redundancy policy or the minimum required by law (whichever is the greater). Notwithstanding anything to the contrary in this Section 7.5 or section 7.4 above, the number of Transferred Employees that voluntarily resign from Vital prior to the date which is six (6) months after the Closing Date shall be deducted from the number of Transferred Employees for which Madge is obligated to reimburse Vital's redundancy costs under Sections 7.4 and 7.5.


         7.6 In the event that this Agreement is terminated for cause by Madge under Section 21.1 below within eighteen (18) months of the Closing Date, Madge shall have the option, no later that twenty-one (21) days after such termination, to nominate in writing to Vital such of the Vital Employees (as defined below in Section 7.7) who were as of the effective date of termination spending at least seventy five percent (75%) of their work time (calculated based on the three month period prior to termination) working on Servicing the Products. Madge shall have the right, on behalf of itself or a third party, to offer a contract of employment to such Vital Employees to continue the provision of Services for the Products as an employee of Madge or a third party.


         7.7 In the event that this Agreement is terminated for cause by Madge under Section 21.1 below, and except for TUPE Actions caused by the acts or omissions of Madge, then any claim by Madge against Vital with regard to such termination may include sums for judgments paid by or assessed against Madge for any and all claims filed against Madge by Vital Employees under TUPE in relation to such termination ("TUPE Actions"). "Vital Employees" means only those Vital employees providing Services for the Products. The amount of the TUPE Actions claimed by Madge against Vital shall not exceed One Hundred Thousand Dollars (US$100,000).



         8.0 ASSIGNMENT OF SERVICE BUSINESS CONTRACTS



         8.1 Madge shall assign, transfer and set over to Vital at the Closing all right, title and interest in and to the Service Business Contracts set forth in Schedule 5; however, nothing herein shall be construed as an attempt to assign a contract which is non-assignable without the consent of the other party or parties to such contract. With regard to those Service Business Contracts not requiring consent, the contracts shall be deemed assigned to Vital without any further action by the


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         parties upon the Closing Date. Madge shall use its reasonable, good faith efforts to secure the required consents for the assignment of all the Service Business Contracts within sixty (60) days following the Closing Date.


         8.2 To the extent any Service Business Contract by its terms requires the consent of a party thereto other than Madge, and such consent is not obtained prior to the Closing Date, then Vital shall perform such Service Business Contract in the name of Madge. Where any Service Business Contract cannot be assigned or subcontracted, the parties shall agree upon other arrangements in relation to such Service Business Contract that shall provide the benefits and obligations of such Service Business Contract to Vital after the Closing.



         9.0 PURCHASE AND SALE OF ASSETS AND FIXTURES



         9.1 Madge agrees to sell to and transfer to Vital, and Vital agrees to purchase from Madge, subject to the terms and conditions herein, the assets and fixtures (the "Assets") to be agreed between the parties during the transition period set forth in Section 12.1 below.


         9.2 The purchase price for the Assets shall be agreed between the parties during the transition period but shall not exceed the fair market value, and shall be paid by Vital at the end of the transition period by wire transfer in accordance with wire transfer instructions provided to Vital.


         9.3 With regard to the Assets, Madge warrants and represents to Vital:


                  9.3.1 The Assets are in a good working order and operating condition, ordinary wear and tear excepted, given the customary, commercial use to which they have been put;


                  9.3.2 Madge will transfer to Vital good title to the Assets, free and clear of all security interests, mortgages, liens, attachments and encumbrances;


         9.4 Madge will use reasonable efforts to transfer to Vital on or within a reasonable period after the Closing Date all manufacturer's warranties maintenance contracts, software licenses and other similar contracts and licenses with regard to the Assets so far as the same can be transferred. Where this is not possible, the parties shall use reasonable efforts to agree upon other arrangements that shall provide the benefits thereof to Vital after the Closing.



         10.0 TRANSFER OF SERVICE BUSINESS EQUIPMENT



         10.1 "Madge Service Business Equipment" means certain Madge products to be used by Vital hereunder as test, training and laboratory equipment. "Non-Madge Service Business Equipment" means certain products of third parties to be used by Vital hereunder as test, training and laboratory equipment. The Madge Service Business Equipment shall be loaned to


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                  Vital and the Non-Madge Service Business Equipment shall be transferred to Vital at the Closing. Both types of equipment are set forth in Schedule 4 hereto.


         10.2 Madge hereby transfers to Vital at the Closing Date the Non-Madge Service Business Equipment for the primary purpose of providing the Services hereunder. The equipment shall be provided to Vital at no charge, "as is" and the cost of de-installation at Madge and delivery and reinstallation at Vital's premises shall be borne by Vital. Madge shall have no liability to maintain or upgrade this equipment.


         10.3 Madge hereby grants Vital the right to use the Madge Service Business Equipment for the primary purpose of providing the Services hereunder. Title to the Madge Service Business Equipment shall at all times remain with Madge. Vital shall be responsible for the risk of loss or damage to the Madge Service Business Equipment while in the possession of Vital. The equipment shall be provided to Vital at no charge, "as is" and the cost of de-installation at Madge and delivery and reinstallation at Vital's premises shall be borne by Vital. Madge shall provide to Vital at no charge all maintenance releases and upgrades (both hardware and related software) for the Madge Service Business Equipment during the Term.


         10.4 Madge will use reasonable efforts to transfer to Vital on or within thirty (30) days following the Closing Date all manufacturer's warranties, maintenance contracts, software licenses and other similar contracts and licenses with regard to the Non-Madge Service Business Equipment so far as the same can be transferred. Where this is not possible, the parties shall use reasonable efforts to agree upon other arrangements that shall provide the benefits thereof to Vital after the Closing.


         10.5 Madge warrants and represents to Vital that the Madge Service Business Equipment and the Non-Madge Service Business Equipment is the same equipment utilized by Madge and the Transferred Employees prior to the Closing to operate the Service Business, and are in a good working order and operating condition, ordinary wear and tear excepted. Madge does not warrant that this is an exhaustive list of all such equipment used by Madge and the Transferred Employees as some of the equipment belongs to the Research and Development unit of Madge and will be retained by such unit; however, Madge does warrant that the Madge Service Business Equipment and Non-Madge Service Business Equipment, together with the technical equipment that Vital can obtain via loan from Madge pursuant to Section 10.6 below, are sufficient for Vital to operate the Service Business as it is today hereunder.


         10.6 Madge and Vital agree that they will loan technical equipment to the other free of charge in order for each party to perform its obligations under this Agreement.


         10.7 Madge and Vital shall equally share the cost of the installation and operation of a wide area network link (or other form of communications technology) between the Vital facility at Wokingham, UK and Madge facility at Wexham Springs.



         11.0     FINANCIAL CONSIDERATION


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         11.1 In consideration of the performance of each party's obligations hereunder, certain costs and revenue shall be shared between the parties as set forth below.


                  11.1.1 Cost Sharing. In consideration of the provision of the Services and the transfer of the Transferred Employees to Vital, Madge shall pay to Vital the amount of $4,810,000 during the following periods. All amounts are stated in United States Dollars:


                  YEAR 1                     YEAR 2                     YEAR 3

                $2,700,000                  $1,410,000                $700,000


         Year 1 shall commence on the Closing Date, Year 2 on the first anniversary of the Closing Date, Year 3 on the second anniversary of the Closing Date, and each such year shall end twelve (12) months thereafter. Each yearly amount shall be paid in total during the applicable year in three equal installments. One third shall be paid on the first day of the yearly period (the "Start Date"), one third shall be paid three months after the Start Date and the final third shall be paid six months after the Start Date.



         11.1.2 In consideration of the provision by Vital to Madge of the technical services described below in this Section 11.1.2, Madge shall pay to Vital the amount of US$240,000. The total amount shall be due and payable to Vital in Year 1 on the dates as set forth above in the last sentence of Section 11.1.1. Vital shall provide to Madge during Year 1 of the Term up to two (2) person years of technical consulting services to be used by Madge as Madge sees fit. There shall be no carryover to Year 2 of any unused technical consulting services. Such services shall be provided by any worldwide Vital personnel as Vital determines and Vital will send to Madge a report each month of the amount of the US$240,000 that has been used up since the Closing Date. A person year is defined as two hundred ten (210) days and excludes all holidays at the location of the service as well as weekends. Any time provided in excess of four hundred twenty (420) days (2 person years) within Year 1, shall be at additional charges in accordance with Vital standard rates.



         11.1.3 Cost Sharing Credits. In the event that Vital fails to meet its obligations to provide Services to Madge Product customers whether existing at the Closing Date or subsequent to it and whether or not covered by a Service Business Contract, then up to US$750,000 of the cost sharing amounts previously paid by Madge in Year 1 and up to US$250,000 of the cost sharing amounts previously paid by Madge in Year 2 may be subject to return to Madge on a pro-rata basis. "Failure to provide Services" and the amount of any prorata return shall be determined by the parties on the basis of the procedures for customer surveys, objective measurement devices and formulae as set forth in
         Schedule 3. Any pro-rata amounts due Madge for Year 1 shall be offset against Madge's cost sharing obligations for Year 2. Any pro-rata amounts due Madge for Year 2 shall be offset against Madge's cost sharing obligations for Year 3. Except for the right of Madge to claim damages for TUPE Actions as set forth in Section 7.6 above, the provisions of this Section 11.1.3 shall be Madge's sole remedy for damages for Vital's failure to provide Services in years 1 and 2. Nothing in this Section 11.1.3 shall limit Madge's rights hereunder to terminate the Agreement.


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
         11.2 *Revenue Sharing. The revenue amounts set forth below have been projected by Vital to be received by Vital in its performance of Services to Madge Product Customers hereunder based in part on information supplied by Madge. All amounts below are in United States Dollars. The parties acknowledge that the revenue amounts below are projections and presented for illustrative purposes only in determining revenue sharing, and are not nor shall be construed, implied or any inference drawn whatsoever that they are commitments or obligations of Vital or Madge that such revenue amounts will be achieved.


                                  Year 1    Year 2    Year 3         Total
         Training Revenue          XXX       XXX       XXX

         Legacy Service Revenue    XXX       XXX       XXX

         SafetyNet Revenue         XXX       XXX       XXX

         MultiVendor Revenue       XXX       XXX       XXX

         Renewal Revenue           XXX       XXX       XXX

         Total Service Revenue     XXX       XXX       XXX            XXX


                  11.2.1 In Year 1 Total Service Revenue shall be shared 95/5 in favor of Vital (95% to Vital, 5% to Madge). In Year 2 Total Service Revenue shall be shared 90/10 in favor of Vital and in all years thereafter during the Term, revenue shall be shared 80/20 in favor of Vital. However, all revenue amounts in excess of the Total Service Revenue shown above for Year 1 shall be shared 90/10 in favor of Vital and all revenue amounts in excess of the Total Service Revenue shown above for Year 2 shall be shared 85/15 in favor of Vital. With regard to Year 3, all revenue amounts in excess of the Total Service Revenue shown above for Year 3 shall be shared 75/25 in favor of Vital.



                  11.2.2 "Revenue" means the recognized revenue received by Vital from the (i) Service Business Contracts and (ii) new Service contracts accepted by Vital from (x) a business unit of an entity where the business unit is a Madge Product customer and (y) any other entity or business unit that was referred to Vital in writing by Madge or a Madge Product customer. Revenue does not include any amounts received by Vital from any contracts with Madge customers that Vital entered into prior to the Closing Date.



                  11.2.3 Vital shall pay to Madge all shared amounts due Madge within sixty (60) days after the date of the Vital invoice to the customer; however, in the event that invoiced revenue is deemed by Vital to be uncollectable after reasonable and customary efforts to collect, then the shared amount paid to Madge for such uncollectable revenue shall be offset and deducted by Vital from subsequent revenue sharing payments to Madge or promptly paid to Vital by Madge in the event there are no revenue sharing payments to offset. Uncollectable amounts may not be offset by Vital more than one (1) year after the original Vital invoice date. Vital shall provide Madge with notice of any amount(s) it reasonably believes will become uncollectable, and to the extent it is able to do so, Madge may at its discretion assist Vital in the collection of such amount(s). The parties shall, within sixty (60) days after the Closing, develop procedures with regard to the sharing of billing data and inter-party invoices as related to revenue sharing payments.


--------------
*Confidential treatment requested by Madge Networks N.V.


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         11.3 Audit Rights. Each party shall have the right, upon reasonable, prior written notice, to audit the other party's financial records as such records relate to and support such party's payment obligations hereunder, no more than one (1) time during each year of the Term. The audit shall be conducted during normal business hours on the premises of the other party, and the records audited shall be deemed Confidential Information. Each party shall have the right to use third party auditors to perform such audits so long as the third parties are nationally or internationally recognized accounting firms, and the third parties agree in writing with the party being audited to respect the confidentiality of that party's records.



         12.0 TRANSITION OF THE SERVICE BUSINESS FROM MADGE TO VITAL



         12.1 The parties shall require a limited transition period (anticipated to be between eight (8) and ten (10) weeks) after the Closing Date whereby Madge will continue to provide certain Services for the Products to certain customers. Key milestone, activities and responsibilities for this Transition period are set out in Schedule 7. At the end of the transition period, Madge will cease to provide any end user or post-sales reseller technical support or other Services for the Products (save for the obligations Madge has under the agreements set out in Section 12.5 and 12.6 below). During the transition period, each party (the "Indemnifying Party") shall be responsible for its actions and omissions in the performance of Services, and shall, subject to Section 18.2, defend, indemnify and hold the other party harmless and reimburse the other upon demand for any claims, loss, damage, liability, cost and expense arising out of or with respect to, or resulting from such Services, including, without limitation, reasonable attorney's fees.


         12.2 After the transition period, Vital will assume the responsibility for providing 1st, 2nd and 3rd level technical support operation for the Products in accordance with the escalation process ("Escalation Process") in Schedule 8.


         12.3 Vital will escalate any problems directly associated with the Products, that cannot be resolved within the Vital operation, in accordance with the Escalation Process as set forth in Schedule 8.


         12.4 Vital will, upon written acceptance of a Statement of Work provided by Madge and detailing the services outside the scope of this Agreement to be provided by Vital, provide such services to Madge. Madge will raise a purchase order for an amount and at a frequency to be agreed, and to be reviewed annually. Vital will raise an invoice against the open purchase order provided by Madge for such services.


         12.5 Madge shall retain responsibility for all product liability and new hardware warranty replacement claims as per Madge's published standard hardware warranty with regard to the Products except to the extent caused by an act or omission on the part of Vital. Madge shall retain the responsibility for the logistics processes and all costs associated with the RMA process and replacements necessary in relation to the same.


         12.6 Vital acknowledges that Madge has a number of third parties who are authorised to act as a Madge Authorised Service Partner (MASP) and thereby to sell services to end users of Madge


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
         Products. The Agreements between Madge and the MASPs call for a minimum of twelve (12) months prior, written notice of termination. Within thirty (30) days following the Closing, Madge shall provide the required notice of termination for each of the MASP Agreements. This notice of termination, in conjunction with an explanation of the outsourcing of the Service Business to Vital, will be communicated jointly to each MASP by Madge and Vital after the Closing Date. During this communication process, Madge shall subcontract to Vital the technical support aspects of all the MASP Agreements for the remainder of their term and Vital shall provide free Office Hours only Telephone Technical Support for each MASP. If, in Vital's sole discretion, it desires to utilize the services of such MASP, Vital shall contract for such service directly with the MASP.



         13.0 SALES AND MARKETING



         13.1 Madge will assist Vital to obtain access to the Madge customer base and Madge sales and marketing organization by entering into joint sales and marketing activities, to be defined by the parties within ninety (90) days following the Closing Date, which will promote Vital Services as part of the Madge Product sales effort. As part of this effort, Madge shall commit the resources of a minimum of one (1) of its own employees to be a marketing/sales manager on a dedicated basis to assist in the performance of such joint sales and marketing activities. Vital shall commit two (2) of its own employees to be sales persons on a dedicated basis to perform the sales activities hereunder. The identity and duties of these persons shall be determined by the parties within ninety (90) days following the Closing and shall be reviewed annually during the Term by the parties and adjusted as agreed. In addition, in the event that the sales goals for Year 1 are achieved (as set forth in Section 11.2 above), then Madge shall review in good faith with Vital the requirement for two (2) of its own employees to be additional sales persons to perform the sales activities hereunder for the balance of the Term.


         13.2 Madge and Vital shall each commit an equal amount of money, not to be less than Fifty Thousand Dollars ($50,000) each, in the first year, to be spent on marketing activities to be agreed between the parties within ninety (90) days following the Closing. Such amounts are in addition to and not in lieu of the cost to supply the marketing/sales persons set forth above in Section 13.1. The total amount to be spent and such marketing activities will be reviewed annually during the Term by the parties and adjusted as agreed. In addition, Madge shall provide and retain separate quotas and a competitive incentive compensation scheme for its sales persons specifically designed to generate the sale of Services for the Products.



         14.0 SPARES



         14.1 In order for Vital to perform its Service obligations hereunder, Madge will, upon the expiration of the transition period, consign to Vital as required and agreed to by Madge (such agreement not to be unreasonably withheld or delayed), a suitable number of spare parts at a suitable number of locations for the Products based upon Madge's and/or Vital's prior experience servicing the Products. Additional spare parts will be consigned to Vital from time to time, subject to Vital's documentation that such additional spare parts are necessary for the performance of such Service obligations, and that Vital has reasonably exhausted the possibility of reusing spare parts already consigned. Except as provided below, Madge shall not charge Vital for spare parts used by Vital, unless such spare parts are purchased by the customer from Vital. Replacement charges to Vital shall be the Product Recommended list price as published by Madge on a quarterly basis, less seventy percent (70%). Madge shall bear the risk of loss of or damage to the spare parts shipped by Madge to Vital; Vital shall bear the risk of loss of or damage to the spare parts shipped by Vital to


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
         Vital's possession. During the period that Madge is responsible for the RMA logistics process (see the footnotes to Section 3.4 above), Madge will be responsible for all freight charges. However, when Vital is responsible for the RMA logistics process, Vital shall be responsible for all freight charges to send the faulty Products to Madge, and Madge shall be responsible for all freight charges to return the replaced Products to Vital or the customer as applicable. All faulty Product must be returned to Madge for repair.


         14.2 Madge shall make spare parts available to Vital in accordance with
         Section 14.1 above, during the life of the Service Business Contracts and any Service contracts for the Products entered into by Vital (including renewals and extensions) during the Term. Madge shall be liable for services relating to the repair or replacement of Madge Products in accordance with the terms of the Madge Repair and Replacement Policy in place from time to time. However if Vital agrees with its customers a repair and replacement policy beyond Madge's Repair and Replacement Policy, Vital shall be liable for such services provided above and beyond the requirements of the Madge Repair and Replacement Policy in place at such time.



         15.0 PAYMENT TERMS.



         15.1 Except as may be otherwise provided herein, payment terms for all amounts due a party by the other are net thirty (30) days from invoice date payable in United States dollars. Invoices not paid within thirty
         (30) days will carry an interest charge of one percent (1 %) per month calculated from the original due date, or the maximum allowed by law whichever is lower. Acceptance of a partial payment will not be a waiver of the right to be paid the remainder due.



         16.0 PRIMARY CONTACT PERSONS



         16.1 Each party shall assign one individual to act as primary contact person for business issues, one individual to act as primary contact person for contract issues, one individual to act as primary contact person for technical issues and one as primary contact for sales and marketing issues. However, it is Vital's intent to have a "Customer Executive" assigned as the "prime" contact for all initial communications.



         17.0 DISPUTE RESOLUTION BY THE PARTIES



         17.1 Dispute Resolution. A designated representative of Vital and a designated representative of Madge shall meet as often as requested by either party but at least once a quarter to review the performance of the parties hereunder. In the event of any dispute that cannot be resolved by such representatives, then upon the written notice of either party, each party shall appoint a designated officer whose task will be to meet to attempt to resolve such dispute within ten (10) business days after receipt of notice. The designated officers shall meet as often as the parties reasonably deem necessary during such period in order to gather and review all information with respect to the disputed matter. Such officers will discuss the problem and negotiate in good faith without the necessity of any formal proceeding. No formal proceedings for the judicial resolution of such dispute shall be commenced by a party, nor any action taken to terminate this Agreement for cause, until that party's


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         designated officer has concluded in good faith that a reasonable resolution through continued negotiation of the matter at issue does not appear to be imminent or likely. Notwithstanding the foregoing, the procedures above shall apply to the resolution of performance issues and shall not prevent a party from seeking injunctive relief at any time.



         18.0 INFRINGEMENT/INDEMNIFICATION/INSURANCE



         18.1 Each party (the "Indemnifying Party") shall, upon written demand, defend, indemnify and hold the other harmless against and reimburse the other on demand for any claims, loss, damage, liability, cost and expense (each a "Claim") including, without limitation, reasonable attorney's fees, to the extent incurred by the other by reason of:


                  (i) Any breach by the Indemnifying Party of its representations as set forth in Sections 5.0 and 6.0 above;


                  (ii) The use or disclosure of Confidential Information in violation of the terms of this Agreement by Indemnifying Party, its employees, agents or the employees, agents of its Affiliates, or others acting on its behalf.


         18.2 Each party's obligation to defend and indemnify hereunder is conditioned upon (i) receipt by the indemnifying party of timely written notice of the Claim from the other party, (ii) the continuing full cooperation of the other party in the defense of the Claim and the disclosure to the indemnifying party or its attorneys of all evidence related to the Claim, and (iii) the indemnifying party having the sole control of the defense and settlement of the Claim.



         19.0 PUBLIC ANNOUNCEMENTS



         19.1 Neither Vital nor Madge shall, without first obtaining the written consent of the other party hereto, in any manner, (i) advertise or publish or release for publication any statement (including verbal information) mentioning the other party or the fact that this Agreement has been entered into, (ii) release any information concerning its relationship with the other party (including all terms and conditions of this Agreement), or (iii) indicate any information about the other party that is not already available as public information, except either party may do the foregoing in compliance with SEC regulations or as otherwise required by law (after notification of this required disclosure to the other).



         20.0 CONFIDENTIAL INFORMATION



         20.1 As used in this Agreement, "Confidential Information" means any specifications, plans, software, data or other business, financial or technical information related to a party's business, financial standing and present and future products and services disclosed, either orally or in writing,


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
         by such party to the other under this Agreement provided, that if the information is disclosed in writing, it must be clearly labeled as "Confidential", "Proprietary" or with a similar legend, and if the information is disclosed orally, it must be (i) identified as Confidential Information at the time of disclosure by the disclosing party and (ii) summarized in a writing confirming it is Confidential Information and sent to the receiving party within fifteen (15) days after disclosure.


         20.2 Confidential Information does not include information that the receiving party can demonstrate (i) is now, or hereafter becomes, through no fault of the receiving party, generally known or available to the public; (ii) was known by the receiving party before receiving such information from the disclosing party; (iii) is hereafter rightfully obtained by the receiving party from a third party, without breach of any obligation to the disclosing party; or (iv) is independently developed by the receiving party without use of or reference to the Confidential Information by persons who had no access to the Confidential Information.


         20.3 Each party agrees to hold the other party's Confidential Information in confidence and not to disclose such Confidential Information to any third party except as specifically authorized by this Agreement or by the other party in writing. Each party may disclose the other's Confidential Information to its employees with a bona fide need to know such Confidential Information, but only to the extent necessary to carry out the purposes of this Agreement and on the condition that each party shall ensure that such employees are aware of the confidentiality associated with such Confidential Information.


         20.4 All Confidential Information disclosed hereunder is and shall remain the property of the disclosing party. No right or license is granted other than as expressly set forth in this Agreement.


         20.5 Upon the disclosing party's request or upon the termination or expiration of this Agreement, the receiving party shall promptly return to the disclosing party all copies of the Confidential Information, will destroy all notes, abstracts, or other documents that contain Confidential Information, and will provide to the disclosing party a written certification of an officer of the receiving party that it has done so.


         20.6 These Section 20.0 obligations shall survive for three years from the date of initial disclosure of the Confidential Information.



         21.0 TERMINATION AND BANKRUPTCY



         21.1 Except as set forth below with regard to extended cure periods in the case of an Event of Material Breach by Vital, either party may terminate this Agreement if the other (i) is in breach of any of its material obligations in this Agreement and does not remedy such breach within 30 days of written notice to do so or (ii) becomes subject to liquidation or similar proceedings, ceases to carry on business as an ongoing concern, or a receiver is appointed for a substantial part of its assets. Termination in this case shall be upon written notice from the other.


         21.2 With regard to Vital's obligations, breach of a material obligation shall include but not be limited to:


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
         a. if the measurement of Vital's performance under this Agreement for any measurement period as set forth in Schedule 3, produces a result in three or more of any of the six measurement metrics set out in Schedule 3 that is worse than the range specified in the 67% column of the Cost Sharing Credit Evaluation Table (the "Table") of Schedule 3 (an "Event of Material Breach"). For example, the range in the 67% column for metric 1 (Call Response Time) is between >120 seconds and =<240 seconds. Therefore, a result of 241 seconds would be "worse" than the range specified for this measurement metric.

         b. In the event that an Event of Material Breach occurs, Vital shall promptly present to Madge and implement a corrective plan of action for the subsequent ninety (90) day period. Another measurement will be taken at the conclusion of the ninety (90) day period. If (i) the measurement again produces an Event of Material Breach (not necessarily in relation to the same metrics as the original Event of Material Breach) and
                  (ii) Vital has not made and is not making substantial, good faith efforts and progress towards correcting its performance, then Madge shall have the right to terminate this Agreement upon written notice to Vital.

         21.3 In addition, Madge may terminate this Agreement in the event that
         (a) Vital or its parent company General DataComm, Inc. ("GDC") is acquired by a Competitor of Madge and, in the case of GDC, such acquiring Competitor does not continue to operate Vital as an independent entity with a policy of no parent access to Vital customer information or (b) Vital sells or otherwise markets networking products in competition with the Products to the extent that Madge reasonably believes and can demonstrate that such action will likely have a material adverse impact upon Madge's ability to retain its customer base for the Products, it being understood the performance of Services by Vital and all related activities to install, maintain or repair competing networking products are expressly excluded herefrom. or, (c) Vital files or becomes subject to a petition under any bankruptcy laws or regulations where a liquidation plan is filed that involves the dissolution of that portion of Vital's business related to the Services for the Products.

         21.4 Madge acknowledges that following the expiration or termination of this Agreement by either party and for any reason, Vital will have ongoing obligations to its customers for the provision of Services for the Products, which obligations accrued prior to the expiration or termination of this Agreement. In such event, Vital will require support, including spare parts as and to the extent provided in Section 14, from Madge in order to satisfy its obligations to such customers. Therefore, Madge shall continue to provide its support obligations hereunder to Vital with respect to such existing Vital customer agreements for a period expiring on the last to occur of (i) twelve
         (12) months from the effective date of termination or expiration of this Agreement or, (ii) the date of expiration of the last Vital customer agreement; Madge shall provide such support obligations at the most favorable Madge rates Madge charges for such support obligations except there shall be no charge for spare parts for Service Business Contracts existing at the Closing Date as set forth in Section 14. For new Service contracts for Products entered into by Vital after the Closing Date, Madge will charge Vital for spare parts at no more than the Madge standard list price for such parts.


         21.5 In the event that Madge files or becomes subject to a petition under any bankruptcy or similar laws or regulations where (a) this Agreement is not assumed without modification; (b) a liquidation plan is filed that involves the dissolution of that portion of Madge's business related to the Products; or (c) this Agreement is rejected by Madge or a bankruptcy trustee, (each a "Bankruptcy Event") then Vital is then hereby granted, for the sole and limited purpose of continuing to provide Services for the Products that it is contractually obliged to perform, a non-exclusive, royalty-free (except for any royalties payable to third parties which shall be paid by Vital), right and license to use the technical information and Madge Service Business Equipment in its possession with regard to such Products, the software and the source code for such Products and such other documentation as is necessary to provide such Service. Nothing in this Section shall require Madge to grant a license for Vital to use intellectual property it does not own or have the right to sublicense to Vital in this situation. Vital shall


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
         not be obligated to pay to Madge the revenue sharing amounts set forth above in Section 11.2 if Madge (or the Madge trustee as applicable) does not fully cooperate with Vital to Vital's reasonable satisfaction in the provision of the foregoing rights, licenses, technical and other information required to be furnished under this Section 21.5.


         21.6 In the event that this Agreement is terminated by Madge for cause within 18 months of the Closing Date, Madge shall have the right to the return of the Madge Service Business Equipment provided to Vital at the outset of this Agreement as set forth in Section 10 above in accordance with the following rules:-


                  (i)      All Madge Service Business Equipment as defined in
                           Schedule 4 will be returned to Madge by Vital;

                  (ii) All Non-Madge Service Business Equipment as defined in Schedule 4 that is not PC/server equipment will be returned to Madge by Vital;

                  (iii) Non-Madge Service Business Equipment that is PC/server equipment will be divided between the parties and the parties agree to work in good faith to try and ensure that both parties can continue to operate their respective service businesses.

                  (iv) Non-Madge Service Business Equipment that is not operational, or that has been replaced, destroyed or removed from service by Vital due to obsolescence, is not subject to return to Madge.


If Madge does exercise its right in 21.6(i) above then, upon the request of Vital, Madge shall sell to Vital replacement Madge Service Business Equipment at the standard Madge list price for such equipment. The cost of de-installation of any equipment at Vital transferred to Madge pursuant to this clause and delivery to and reinstallation at Madge of such equipment shall be borne by Madge.



         22.0 GENERAL.



         22.1 This Agreement and its Schedules make up the entire agreement between the parties regarding the outsourcing of the Madge Service Business to Vital. This Agreement supersedes all prior oral and written agreements and understandings between the parties relating to such outsourcing, including the Memo of Understanding dated February 18, 2000 between the parties, and may only be amended or modified in a writing signed by an authorized representative of each party. This Agreement supersedes and replaces any terms and conditions of any purchase order, acknowledgment, or other standard form of commercial document of either party exchanged between the parties during the Term. In the event of any conflict, ambiguity or inconsistency between the terms and conditions of this Agreement and the terms and conditions of any Schedule hereto, the terms and conditions of this Agreement shall control.


         22.2 EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY OR A THIRD PARTY FOR ANY SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, WHETHER BASED UPON CONTRACT, TORT, OR ANY OTHER LEGAL THEORY (INCLUDING, WITHOUT LIMITATION, LOST PROFITS AND OPPORTUNITY), EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.


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
         22.3 This Agreement is intended solely for the benefit of the executing parties and their permitted successors and assigns. Except as otherwise agreed, no other person or entity shall have any rights under or in connection with this Agreement. The parties hereto are independent contractors, one with the other, and nothing herein shall constitute either party the agent or legal representative of the other for any purpose whatsoever except as specifically set forth in this Agreement.



         22.4 Any notice required or permitted to be given hereunder shall be in writing and shall be deemed to have been given and received in all respects when personally delivered, received by courier, or sent by certified mail, return receipt requested, postage prepaid, addressed and delivered in all cases to the following:



    If to Vital:                            P. John Woods
                                            President
                                            Vital Network Services, LLC
                                            6 Rubber Avenue
                                            Naugatuck, CT 06770


                                            With a copy to:



                                            Bruce L. Galaro, Esq.
                                            Corporate Counsel
                                            General DataComm, Inc.
                                            Park Road Extension
                                            Middlebury, CT 06762


    If to Madge:                            Michael Wilson
                                            Chief Executive Officer
                                            Madge.connect Holdings B.V.
                                            Wexham Springs
                                            Framewood Road
                                            Wexham, Slough, SL3 6PJ
                                            England


                                            With a copy to:



                                            Kirstie Hallgate, Esq.
                                            Legal Counsel
                                            (at the same address above)


         22.5 Neither party may sell, transfer or assign any right, duty or obligation granted or imposed upon it under this Agreement without the prior written consent of the other party. Notwithstanding the foregoing, Vital may assign this Agreement in whole or in part without such consent to (i) any entity that acquires substantially all its capital stock or assets, subject to Madge's rights of termination in Sections 21.2 (a) and (b) herein or (ii) to any Affiliate, provided such entity or Affiliate expressly assumes Vital's obligations hereunder. Madge may assign this Agreement in whole or in part without such consent to (i) any entity that acquires substantially all its capital stock or assets or (ii) to any Affiliate, provided such entity or Affiliate expressly assumes Madge's obligations hereunder.


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
         22.6 This Agreement shall be deemed to have been entered into and shall be construed and enforced in accordance with the laws of England.



         22.7 During the Term and for one (1) year thereafter, neither party shall, directly or indirectly, either solicit for employment, offer employment, hire or use the services of any employee of the other, so long as such employee is employed by the other and for a period of one hundred eighty (180) days thereafter, without first receiving the written consent of the other. This Section 22.7 shall not apply to Vital's hiring of the Transferred Employees or to the Madge re-hiring of any Transferred Employees terminated by Vital pursuant to Section 7.4.



         22.8 Any waiver of a breach of this Agreement shall not be a waiver of any other or subsequent breach.



         22.9 Any indemnification obligations of a party hereto shall survive the expiration of the Term for a period of one (1) year. Any other Section or the specific provisions of any other Section which by their nature are clearly intended to survive the expiration of the Term, shall so survive.


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
    IN WITNESS WHEREOF, each party represents that it has caused this Agreement to be executed on its behalf on the date first above written by a representative empowered to bind that party with respect to the undertakings and obligations contained herein.





    VITAL NETWORK
    SERVICES, LLC                           MADGE.CONNECT HOLDINGS B.V.


    BY:/s/ P J Woods                      BY   /s/ Michael D. Wilson
      ___________________________           _________________________________



    NAME:   P J Woods                     NAME: Michael D. Wilson
         ________________________             _______________________________



    TITLE:    President                   TITLE  Chief Executive Officer
         ________________________              ______________________________





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
                                   SCHEDULE 1


                                LIST OF PRODUCTS



                                   SCHEDULE 2


                              TRANSFERRED EMPLOYEES



                                   SCHEDULE 3


                 VITAL PERFORMANCE REQUIREMENTS AND MEASUREMENT



                                   SCHEDULE 4


         MADGE SERVICE BUSINESS EQUIPMENT TO BE LOANED TO VITAL AND NON-
           MADGE SERVICE BUSINESS EQUIPMENT TO TRANSFERRED TO VITAL.



                                   SCHEDULE 5


            LISTING OF SERVICE BUSINESS CONTRACTS AS AT CLOSING DATE.



                                   SCHEDULE 6


                                     ASSETS



                                   SCHEDULE 7


                               TRANSITION SCHEDULE



                                   SCHEDULE 8


                           ESCALATION & RMA PROCEDURES



                                   SCHEDULE 9


                        MADGE AUTHORISED SERVICE PARTNERS



                                   SCHEDULE 10



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
            OEM CONTRACTS AND RELATED PRODUCTS FOR EACH OEM CONTRACT



                                   SCHEDULE 11


       KEY ACCOUNT CUSTOMERS, TIER 1 RESELLERS & Key WAVE Accounts in ROW



                             EXCEPTION SCHEDULE 5.3


                             EXCEPTION SCHEDULE 5.6


                             EXCEPTION SCHEDULE 5.8



                        SCHEDULES AVAILABLE UPON REQUEST



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